Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**36-3161078**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

One Pierce Place, Suite 1500, P.O. Box 459, Itasca, Illinois 60143
(Address, including zip code, of registrant's principal executive offices)

Amended and Restated First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan
(Full title of the plan)

Cynthia A. Lance
Executive Vice President and Corporate Secretary
First Midwest Bancorp, Inc.
One Pierce Place,
Suite 1500, P.O. Box 459
Itasca, Illinois 60143
(630) 875-7345

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐

Non-accelerated filer ☐   Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $.01 per share (2)	1,200,000 shares (3)	$ 11.01	$ 13,212,000	$ 942.02

(1)   Estimated solely for the purpose of computing the registration fee pursuant to Rules 457(c) and 457(h)(1) on the basis of the average of the high and low sales prices of the Common Stock of First Midwest Bancorp, Inc. (the "Company") on the Nasdaq Stock Market on August 16, 2010.

(2)   Includes associated preferred share purchase rights.

(3)   Pursuant to Rule 416(a), this Registration Statement also covers such indeterminate number of additional securities as may become issuable under the Amended and Restated First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan as the result of any future stock splits, stock dividends or similar transactions.

First Midwest Bancorp, Inc. (the "Company") is filing this registration statement on Form S-8 (the "Registration Statement") to register an additional 1,200,000 shares of common stock, $.01 par value per share, of the Company ("Common Stock"), issuable pursuant to the Amended and Restated First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan (formerly, the First Midwest Bancorp, Inc. 1989 Omnibus Stock and Incentive Plan) (the "Plan"). Such additional shares are being reserved pursuant to an amendment to increase the number of shares authorized to be issued under the Plan approved by the Company's stockholders on May 19, 2010.

The Company has previously registered 7,431,641 shares of Common Stock (as adjusted to reflect all stock splits and stock dividends to date) issuable pursuant to the Plan under Form S-8 Registration Statements filed by the Company as follows: (1) May 21, 2009 (File No. 333-159389); (2) May 17, 2001 (File No. 333-61090); (3) December 15, 1997 (File No. 333-42273); and (4) September 25, 1991 (File No. 33-42980) (collectively, "Prior Registration Statements"), each of which is incorporated herein by reference pursuant to General Instruction E to Form S-8, except as the same may be modified by the information set forth herein. Of the 7,431,641 shares of previously registered Common Stock, 1,021,085 shares remain available for issuance under the Plan, 956,436 shares are subject to outstanding restricted stock awards and 2,307,649 shares are subject to currently outstanding option awards as of August 20, 2010. This Registration Statement is in addition to the Prior Registration Statements, which remain in effect.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I, which also relate to the remaining shares available for issuance that were previously registered under the above-referenced Prior Registration Statements, will be sent or given to eligible participants in the Plan as specified by Rule 428(b) of the Securities Act. Consistent with the instructions of Part I of Form S-8, such documents need not be filed with the Securities and Exchange Commission ("SEC") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. Copies of such documents are available to participants in the Plan without charge, upon written or oral request to First Midwest Bancorp, Inc., One Pierce Place, Suite 1500, P.O. Box 459, Itasca, Illinois 60143, Attn: Corporate Secretary.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference

The following documents filed with the SEC by the Company are hereby incorporated by reference and made a part of this Registration Statement:

a. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

b. All other reports filed by the Company with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, since December 31, 2009, except for information furnished pursuant to Items 2.02 and 7.01 of Form 8-K; and

c. A description of the Common Stock, and preferred stock purchase rights associated with the Common Stock, as contained in the Company's Registration Statement on Form 8-A, dated February 17, 1989 and all subsequent amendments and reports filed with the SEC by the Company for the purpose of updating that description.

All documents filed by the Company subsequent to the date of this Registration Statement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, superseded or replaced for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this Registration Statement.

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel

Not applicable.

Item 6. Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the Delaware General Corporation Law (the "DGCL") as well as the organizational documents of the Company and the Company's form of Indemnification Agreement as filed with the SEC.

Statute: Section 145 of the DGCL provides that, subject to certain limitations in the case of suits brought by a corporation and derivative suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made a party to any suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation against expenses, including attorney's fees, judgments, fines and amounts paid in settlement reasonably incurred by him in connection with the action, through, among other things, a majority vote of the directors who were not parties to the suit or proceeding, if the person (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (2) in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that no such indemnification of directors, officers, employees or agents may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Organization Documents: The Company's Amended and Restated By-laws and Restated Certificate of Incorporation provide for indemnification of the directors, officers, employees and other agents of the Company to the fullest extent not prohibited by Delaware law. The Company's Restated Certificate of Incorporation is consistent with Section 102(b)(7) of the DGCL, which generally permits a corporation to include a provision limiting the personal liability of a director in the corporation's certificate of incorporation. With limitations, this provision eliminates the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, this provision does not eliminate director liability: (1) for breaches of duty of loyalty to the Company and its stockholders; (2) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for transactions from which a director derives improper personal benefit; or (4) under Section 174 of the DGCL. Section 174 of the DGCL makes directors personally liable for unlawful dividends and stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability. While this provision protects the directors from awards for monetary damages for breaches of their duty of care, it does not eliminate their duty of care. The limitations in this provision have no effect on claims arising under the securities laws.

Contractual Obligation: The Company has entered into agreements to indemnify its directors and executive officers (in addition to the indemnification provided for in the Company's Amended and Restated By-laws and Amended and Restated Certificate of Incorporation) and the directors and executive officers of its wholly owned subsidiary First Midwest Bank. These agreements, among other things, will indemnify the directors and executive officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursements, other out of pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third party) and liabilities of any type whatsoever (including, but not limited to, judgements, fines and settlement fees) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending or completed action suit or other proceeding, including any action by or in the right of the Company or First Midwest Bank, arising out of such person's services as a director, officer, employee or other agent of the Company or First Midwest Bank, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.

Insurance: The Company maintains liability insurance for the benefit of its directors and officers.

Item 7. Exemption from Registration Claimed

Not applicable

Item 8. Exhibits

The exhibits listed in the Exhibit Index beginning immediately following the signature pages hereto are filed herewith or incorporated herein by reference.

Item 9. Undertakings

The Company hereby undertakes:

      a. (1)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is on Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this Registration Statement.

      (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

      (3)   To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

      b. That, for the purpose of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial *bona fide* offering hereof.

      c. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions referred to in Item 6 of this Registration Statement, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Itasca and State of Illinois on the 20th day of August, 2010.


FIRST MIDWEST BANCORP, INC.


By: /S/ MICHAEL L. SCUDDER
     Michael L. Scudder
     President and Chief Executive Officer

Each person whose signature appears below appoints Paul F. Clemens, Cynthia A. Lance and Jay Lundborg, individually, as true and lawful attorneys-in-fact and agents, with full power of substitution to sign any amendments (including post-effective amendments) to this Registration Statement and to each registration statement amended hereby, and to file the same, with all exhibits and other related documents, with the Securities and Exchange Commission, with full power and authority to perform any necessary or appropriate act in connection with the amendment(s).

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 20th day of August, 2010.

Signatures	
/S/ MICHAEL L. SCUDDER Michael L. Scudder	President and Chief Executive Officer and Director
/S/ PAUL F. CLEMENS Paul F. Clemens	Executive Vice President, Chief Financial Officer, and Principal Accounting Officer
/S/ BARBARA A. BOIGEGRAIN Barbara A. Boigegrain	Director
/S/ BRUCE S. CHELBERG Bruce S. Chelberg	Director
/S/ JOHN F. CHLEBOWSKI, JR. John F. Chlebowski, Jr.	Director
/S/ JOSEPH W. ENGLAND Joseph W. England	Director
/S/ BROTHER JAMES GAFFNEY, FSC Brother James Gaffney, FSC	Director
/S/ PATRICK J. MCDONNELL Patrick J. McDonnell	Director
/S/ ROBERT P. O'MEARA Robert P. O'Meara	Director
/S/ JOHN E. ROONEY John E. Rooney	Director
/S/ ELLEN A. RUDNICK Ellen A. Rudnick	Director
/S/ THOMAS J. SCHWARTZ Thomas J. Schwartz	Director
/S/ JOHN L. STERLING John L. Sterling	Director
/S/ J. STEPHEN VANDERWOUDE J. Stephen Vanderwoude	Director

EXHIBIT INDEX

Exhibit Number	Description of Documents
4.1	Restated Certificate of Incorporation of First Midwest Bancorp, Inc. is herein incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on February 27, 2009.
4.2	Amended and Restated By-laws of First Midwest Bancorp, Inc. is herein incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on February 27, 2009.
4.3	Amended and Restated Rights Agreement dated November 15, 1995, is incorporated herein by reference to Exhibits (1) through (3) of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 21, 1995.
4.4	First Amendment to Amended and Restated Rights Agreement dated June 18, 1997, is incorporated herein by reference to Exhibit 4 of the Company's Amendment No. 2 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on June 30, 1997.
4.5	Amendment No. 2 to Amended and Restated Rights Agreement dated November 14, 2005, is incorporated herein by reference to Exhibit 4.1 of the Company's Amendment No. 3 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 17, 2005.
4.6	Amendment No. 3 to Amended and Restated Rights Agreement dated December 8, 2008, is incorporated herein by reference to Exhibit 4.4 of the Company's Amendment No. 4 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 9, 2008.
4.7	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of the Company dated December 5, 2008, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2008.
4.8	Form of Warrant for Purchase of Shares of Common Stock, dated December 5, 2008, is incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2008.
5	Opinion of Vedder Price, P.C.
10.1	Amended and Restated First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan
15	Acknowledgement of Ernst & Young LLP
23.1	Consent of Ernst & Young LLP
23.2	Consent of Vedder Price, P.C. (contained in Exhibit 5)
24	Power of Attorney (set forth on the signature page hereof).

Exhibit 5

VEDDERPRICE

VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312·609·7500
FAX: 312·609·5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C.

August 20, 2010

First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768

      Re: <u>Registration Statement on Form S-8</u>

Ladies and Gentlemen:

We are acting as special counsel to First Midwest Bancorp, Inc. (the "Company") in connection with the filing by the Company with the Securities and Exchange Commission of a Registration Statement on Form S-8 (the "Registration Statement") relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of 1,200,000 shares (the "Shares") of the Company's common stock, par value $0.01 per share (the "Common Stock") (including the associated preferred share purchase rights (the "Rights")), issuable under the First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan (the "Plan").

In connection with our opinion, we have examined originals, or copies, certified or otherwise identified to our satisfaction, of the Registration Statement, the Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company, the Amended and Restated Rights Agreement dated November 15, 1995 between the Company and First Midwest Trust Company as the same has been amended, the Plan and such other corporate records, documents and other papers as we deemed necessary to examine for purposes of this opinion. We have assumed the authenticity, accuracy and completeness of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic, and the genuineness of all signatures.

Based on the foregoing and the number of shares of Common Stock issued and outstanding as of the date hereof, it is our opinion that the issuance of the Shares (including the Rights) has been duly authorized by the Company and that, when issued by the Company in accordance with the Plan, the Shares will be validly issued, fully paid and nonassessable, and the associated Rights will be validly issued.

VEDDER PRICE

The opinion expressed herein is based on the facts in existence and the laws in effect on the date hereof and is limited to General Corporation Law of the State of Delaware as currently in effect. The opinions expressed herein are matters of professional judgment and are not a guarantee of result.

We hereby consent to the use of this opinion in connection with the Registration Statement and to references to our firm therein. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ VEDDER PRICE P.C.

Vedder Price P.C.

Exhibit 10.1



OMNIBUS STOCK AND INCENTIVE PLAN

(As Amended and Restated May 19, 2010)

Table of Contents

Table of Contents
(continued)

Table of Contents
(continued)

Section 1.   Establishment, Purpose, and Effective Date of Plan

1.1 *Establishment*. First Midwest Bancorp, Inc., a Delaware corporation, hereby amends and restates the "FIRST MIDWEST BANCORP, INC. OMNIBUS STOCK AND INCENTIVE PLAN."

1.2 *Purpose*. The purpose of the Plan is to advance the interests of the Company by providing to employees additional incentives and motivation toward superior performance of the Company and its subsidiaries, and by enabling the Company and its subsidiaries to attract and retain the services of employees upon whose judgment, interest, and special effort the successful conduct of its operations is largely dependent.

1.3 *Effective Date*. The Plan, as amended and restated, shall become effective immediately upon its adoption by the Board of Directors of the Company on May 19, 2010 subject to approval of the stockholders at the Company's 2010 Annual Meeting of Stockholders.

Section 2.   Definitions

2.1 *Definitions*. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a) "*Award*" means any Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit, Performance Share or Other Award granted under this Plan.

(b) "*Award Agreement*" means the agreement that sets forth the terms, conditions and limitations applicable to an Award.

(c) "*Board*" means the Board of Directors of the Company.

(d) "*Cause*" shall mean any one of the following:

(i) gross misconduct in, or the continued and willful refusal by the Participant after written notice by the Company to make himself available for the performance of the Participant's duties for the Company or a subsidiary; or

(ii) conviction for a felony for a matter related to the Company or a subsidiary; or

(iii) suspension due to the direction of any authorized bank regulatory agency that the Participant be relieved of his duties and responsibilities to the Company or a subsidiary.

(e) "*Code*" means the Internal Revenue Code of 1986, as amended.

(f) "*Committee*" means the Compensation Committee of the Board of Directors or such other committee appointed from time to time by the Board of Directors to administer this Plan. The Committee shall consist of two or more members, each of whom shall qualify as a "nonemployee director," as the term (or similar or successor term) is defined by Rule 16b-3, and as an "outside director" within the meaning of Code Section 162(m) and regulations thereunder.

(g) "*Company*" means First Midwest Bancorp, Inc., a Delaware corporation.

(h) "*Disability*" means totally and permanently disabled as from time to time defined under the First Midwest Bancorp Consolidated Pension Plan.

(i) "*Employee*" means a regular salaried employee (including officers and directors who are also employees) of the Company or its Subsidiaries, or any branch or division thereof. A regular salaried employee who, with the approval of the Board of Directors or the Committee enters into a "Continuing Participant Agreement" with the Company or its Subsidiaries effective upon such person ceasing to be a regular salaried employee, shall continue to be an Employee for purposes of this Plan and shall not be deemed to incur a termination of employment during the term of such Continuing Participant Agreement.

(j) "*Fair Market Value*" means the average of the highest and lowest prices of the Stock as reported by the consolidated tape of the Nasdaq National Market System on a particular date. In the event that there are no Stock transactions on such date, the Fair Market Value shall be determined as of the immediately preceding date on which there were Stock transactions.

(k) "*Option*" means the right to purchase Stock at a stated price for a specified period of time. For purposes of the Plan an Option may be either (i) an "Incentive Stock Option," or "ISO" within the meaning of Section 422 of the Code, (ii) a "Nonstatutory (Nonqualified) Stock Option," or "NSO," or (iii) any other type of option encompassed by the Code.

(l) "*Other Award*" means an Award, other than a Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit or Performance Share granted under this Plan, including the right to receive Stock or a fixed or variable share denominated unit granted under this Plan or any deferred compensation plan established from time to time by the Company.

(m) "*Participant*" means any Employee designated by the Committee to participate in the Plan.

(n) "*Performance Unit*" means a right to receive a payment equal to the value of a Performance Unit as determined by the Committee based upon performance and pursuant to Section 10 of the Plan.

(o) "*Performance Share*" means a right to receive a payment equal to the value of a Performance Share as determined by the Committee based on performance and pursuant to Section 10 of the Plan.

(p) "*Period of Restriction*" means the period during which the transfer of shares of Restricted Stock is restricted pursuant to Section 9.2 of the Plan.

(q) "*Plan*" means the First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan as set forth herein and any amendments hereto.

(r) "*Previously-Acquired Share*" means a share of Stock acquired by the Participant or any beneficiary of Participant other than pursuant to an Award under this Plan or the predecessor to this Plan, or if so acquired, such share of Stock has been held for a period of not less than six months, or such shorter period as the Committee may prescribe.

(s) "*Restricted Stock*" means Stock granted to a Participant pursuant to Section 9 of the Plan.

(t) "*Restricted Stock Unit*" means a right to receive a payment equal to the value of a share of Stock, pursuant to Section 9 of the Plan.

(u) "*Retirement*" means termination of employment other than for Cause, at or after the Participant's (a) age 65 ("Normal Retirement Date") or (b) age 55 (but prior to age 65), with fifteen or more years of service, or such other date prior to age 65 which constitutes an Early Retirement Date ("Early Retirement Date") as defined from time to time under the First Midwest Bancorp Consolidated Pension Plan. Years of service shall be determined in accordance with said Pension Plan.

(v) "*Rule 16b-3*" means Rule 16b-3 or any successor or comparable rule or rules applicable to Awards granted under the Plan promulgated by the Securities and Exchange Commission under Section 16(b) of the Securities Exchange Act of 1934, as amended.

(w) "*Stock*" means the Common Stock, without par value, of the Company.

(x) "*Stock Appreciation Right*" and "SAR" mean the right to receive a payment from the Company equal to the excess of the Fair Market Value of a share of stock at the date of exercise over a specified price fixed by the Committee, which shall not be less than 100% of the Fair Market Value of the Stock on the date of grant. In the case of a Stock Appreciation Right which is granted in conjunction with an Option, the specified price shall be the Option exercise price.

2.2 *Gender and Number*. Except when otherwise indicated by the context, words in the masculine gender when used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

Section 3.   Eligibility and Participation

3.1 *Eligibility and Participation*. Participants in the Plan shall be selected by the Committee from among those Employees who, in the opinion of the Committee, are Employees in a position to contribute to the Company's continued growth and development and to its long-term financial success.

Section 4.   Administration

4.1 *Administration*. The Committee shall be responsible for the administration of the Plan. The Committee, by majority action thereof (whether taken during a meeting or by written consent), shall determine the type or types of Awards to be made under the Plan and shall designate from time to time the Employees who are to be recipients of such Awards. The Committee is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary or advisable for the administration of the Plan, but only to the extent not contrary to the express provisions of the Plan. Determinations, interpretations, or other actions made or taken by the Committee pursuant to the provisions of the Plan shall be final and binding and conclusive for all

purposes and upon all persons whomsoever. To the extent deemed necessary or advisable for purposes of Rule 16b-3 or otherwise, the Board may act as the Committee hereunder.

4.2 *Delegation of Authority*. To the extent provided by resolution of the Board, the Committee may authorize the Chief Executive Officer of the Corporation and other senior officers of the Company to designate officers and employees to be recipients of Awards, to determine the terms, conditions, form and amount of any such Awards, and to take such other actions which the Committee is authorized to take under this Plan, provided that the Committee may not delegate to any person the authority to grant Awards to, or take other action with respect to, Participants who at the time of such Awards or action are subject to Section 16 of the Exchange Act or are "covered employees" as defined in Section 162(m) of the Code.

4.3 *Award Agreements*. Each Award shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee. The Award Agreement shall be delivered to, and, to the extent required by the Committee, signed by the Participant.

Section 5. Stock Subject to Plan

5.1 *Number of Shares Available for Awards*. The total number of shares of Stock which may be issued pursuant to Awards under the Plan may not exceed 8,631,641 (inclusive of shares issued prior to May 19, 2010, the date this amended and restated Plan was approved by stockholders and the Board). Such number of shares shall be subject to adjustment upon occurrence of any of the events indicated in Section 5.4. The shares to be delivered under the Plan may consist, in whole or in part, of authorized but unissued Stock or treasury Stock, not reserved for any other purpose.

5.2 *Reuse*. If, and to the extent:

(a) An Option shall expire or terminate for any reason without having been exercised in full (including, without limitation, cancellation and re-grant), or in the event that an Option is exercised or settled in a manner such that some or all of the shares of Stock related to the Option are not issued to the Participant (or beneficiary) (including as the result of a share-for-share exercise or the use of shares for withholding taxes), the shares of Stock subject thereto which have not become outstanding shall (unless the Plan shall have terminated) remain available for issuance under the Plan; or

(b) Any Awards under the Plan are forfeited for any reason, or settled in cash in lieu of Stock or in a manner such that some or all of the shares of Stock related to the Award are not issued to the Participant (or beneficiary) (including as a result of the use of shares for tax withholding), such shares of Stock shall (unless the Plan shall have terminated) remain available for issuance under the Plan, except as provided in Section 8.2 which relates to the exercise of SARs in lieu of Options.

5.3 *Limitations on Awards to a Single Participant*. Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to Awards made hereunder:

(a) No Participant may be granted, during any calendar year period, Awards consisting of Options or SARs that are exercisable for more than 250,000 shares of Stock (500,000 in the

Participant's initial calendar year as an Employee), subject to adjustment pursuant to the provisions of Section 5.4;

(b) No Participant may be granted, during any calendar period, Awards consisting of shares of Common Stock or units denominated in such shares (other than any Awards consisting of Options or SARs) covering or relating to more than 250,000 shares of Common Stock (500,000 in the Participant's initial calendar year as an Employee), subject to adjustment pursuant to the provisions of paragraph 5.4 hereof; and

5.4 *Adjustment in Capitalization*. In the event of any change in the outstanding shares of Stock that occurs after ratification of the Plan by the stockholders of the Company by reason of a Stock dividend or split, recapitalization, merger, consolidation, combination, exchange of shares, or other similar corporate change, the aggregate number of shares of Stock available for issuance under Section 5.1, subject to each outstanding Award and the other terms thereof, and the limitations set forth in Section 5.3, shall be adjusted appropriately by the number of shares the Committee, whose determination shall be conclusive; provided, however, that fractional shares shall be rounded to the nearest whole share.

5.5 *No Repricing Without Stockholder Approval*. Notwithstanding anything in the Plan to the contrary, the Committee may not reprice Options granted under the Plan, nor may the Board amend the Plan to permit repricing of Options granted under the Plan, unless the stockholders of the Company provide prior approval for such repricing. Adjustments pursuant to Section 5.4 shall not be considered a repricing.

Section 6.   Duration of Plan

6.1 *Duration of Plan*. This Plan shall remain in effect, subject to the Board's right to earlier terminate the Plan pursuant to Section 15 hereof, until all Stock subject to it shall have been purchased or acquired pursuant to the provisions hereof. Notwithstanding the foregoing, no Award may be granted under the Plan on or after February 21, 2021.

Section 7.   Stock Options

7.1 *Grant of Options*. Subject to the provisions of Section 5 and 6, Options may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Options granted to each Participant. The Committee may grant any type of Option to purchase Stock that is permitted by law at the time of grant.

7.2 *Option Price*. No Option granted pursuant to the Plan shall have an Option price that is less than the Fair Market Value of the Stock on the date the Option is granted.

7.3 *Exercise of Options*. Options awarded under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall approve, either at the time of grant of such Options or pursuant to a general determination, and which need not be the same for all Participants, provided that, to the extent required to comply with Rule 16b-3, no Option shall be exercisable within the first six months of its term, unless death or Disability of the Participant occurs during such period. Each Option which is intended to qualify as an Incentive Stock Option pursuant to Section 422 of the Code, and each Option which is intended

to qualify as another type of ISO which may subsequently be authorized by law, shall comply with the applicable provisions of the Code pertaining to such Options.

7.4 *Payment*. Options shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of shares of Stock with respect to which the Option is to be exercised, accompanied by full payment for the Stock. The Option Price upon exercise of any Option shall be payable to the Company in full either:

(a) in cash or its equivalent (including, for this purpose, the proceeds from a cashless exercise as permitted under Federal Reserve Board's Regulation),

(b) by tendering Previously-Acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option price (including, for this purpose, Stock deemed tendered by affirmation of ownership),

(c) by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law, or

(d) by a combination of (a), (b), and (c).

The exercise of an Option shall cancel any related SAR to the extent of the number of shares as to which the Option is exercised. As soon as practicable after receipt of each notice and full payment, the Company shall deliver to the Participant a certificate or certificates representing the acquired shares of Stock. Notwithstanding the foregoing, the Option price payable with respect to the exercise of any Options by a Participant who has a deferral election in effect under the Company's Nonqualified Stock Option—Gain Deferral Plan (the "Gain Deferral Plan") shall be made solely be tendering previously-acquired Stock in accordance with paragraph (b) above. As soon as practicable after receipt of notice of exercise and payment, the Company shall deliver to the trustee of the trust established under the Gain Deferral Plan, a certificate or certificates representing such number of shares of Stock determined by dividing (i) the excess of (A) the Fair Market Value of the shares of Stock purchased pursuant to such Option exercise, over (B) the aggregate exercise price of the shares of Stock purchased, by (ii) the Fair Market Value of one share of Stock. In addition, as soon as practicable after receipt of such notice and payment of the Option price (other than payment by affirmation of ownership), the Company shall deliver to the Participant a certificate or certificates representing shares with a Fair Market Value equal to the aggregate option exercise price paid, net of any tax withholding pursuant to Section 16.2. For purposes of the foregoing, Fair Market Value shall be determined on the date of Option exercise.

7.5 *Limitations on ISOs*. All shares authorized for issuance under this Plan may be issued pursuant to Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, to the extent required from time to time by the Code, the following additional provisions shall apply to the grant of Options which are intended to qualify as Incentive Stock Options (as such term is defined in Section 422 of the Code):

(a) The aggregate Fair Market Value (determined as of the date the Option is granted) of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) shall not exceed $100,000 or such other amount as may subsequently be specified by the Code;

provided that, to the extent that such limitation is exceeded, any excess Options (as determined under the Code) shall be deemed to be Nonstatutory (Nonqualified) Stock Options.

(b) Any Incentive Stock Option authorized under the Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain or be deemed to contain all provisions required in order to qualify the Options as Incentive Stock Options.

(c) All Incentive Stock Options must be granted within ten years from the earlier of the date on which this Plan was adopted by the Board of Directors or the date this Plan was approved by the stockholders.

(d) Unless exercised, terminated, or cancelled sooner, all Incentive Stock Options shall expire no later than ten years after the date of grant.

7.6 *Restrictions on Stock Transferability*. The Committee shall impose such restrictions on any shares of Stock acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under the applicable Federal securities law, under the requirements of any stock exchange upon which such shares of Stock are then listed and under any blue sky or state securities laws applicable to such shares.

7.7 *Termination of Employment Due to Death, Disability, Retirement*. In the event the employment of a Participant is terminated by reason of death, Disability, or Retirement, any outstanding Options then exercisable may be exercised at any time prior to the expiration date of the Options or within three (3) years after such date of termination of employment, whichever period is the shorter. For purposes of the preceding sentence, in the event such termination is due to death or Disability, then any outstanding Options shall vest 100% and be deemed exercisable in full as of such termination. However, in the case of Incentive Stock Options, the favorable tax treatment prescribed under Section 422 of the Code shall not be available if such options are not exercised within three (3) months after date of termination, or twelve (12) months in the case of Disability, provided such Disability constitutes total and permanent disability as defined in Section 22(e)(3) of the Code. If an Incentive Stock Option is not exercised within three (3) months of termination due to Retirement, it shall be treated as a Nonstatutory (Nonqualified) Stock Option for the remainder of its allowable exercise period.

7.8 *Termination of Employment other than Due to Death, Disability, Retirement or for Cause; Termination for Cause*. If the employment of the Participant shall terminate for any reason other then death, Disability, Retirement, or involuntarily for Cause, the rights under any then outstanding Option granted pursuant to the Plan shall terminate upon the expiration date of the Option or one month after such date of termination of employment, whichever first occurs; provided, however, that in the event such termination of employment occurs after a Change-in-Control (as defined in Section 14.2 of the Plan), the rights under any then outstanding Option granted pursuant to the Plan shall terminate upon the expiration date of the Option or three years after such date of termination of employment, whichever first occurs. Where termination of employment is involuntarily for Cause, rights under all Options shall terminate immediately upon termination of employment.

7.9 *Nontransferability of Options*. Except as provided below, no Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, all Options granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant. Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of the Options (other than Incentive Stock Options) granted to a Participant to be on terms which permit transfer by such Participant to:

(a) the spouse, children or grandchildren of the Participant ("Immediate Family Members");

(b) a trust or trusts for the exclusive benefit of such Immediate Family Members, or;

(c) a partnership in which such Immediate Family Members are the only partners, provided that:

(i) there may be no consideration for any such transfer;

(ii) the Award Agreement pursuant to which such Options are granted expressly provides for transferability in a manner consistent with this Section 7.9; and

(iii) subsequent transfers of transferred Options shall be prohibited except those in accordance with Section 12. Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Section 12 hereof the term "Participant" shall be deemed to refer to the transferee. The provisions of Sections 7 and 14 relating to the period of exercisability and expiration of the Option shall continue to be applied with respect to the original Participant, and the Options shall be exercisable by the transferee only to the extent, and for the periods, set forth in said Sections 7 and 14.

Section 8.   Stock Appreciation Rights

8.1 *Grant of Stock Appreciation Rights*. Subject to the provisions of Sections 5 and 6, Stock Appreciation Rights ("SARs") may be granted to Participants at any time and from time to time as shall be determined by the Committee. An SAR may be granted at the discretion of the Committee in any of the following forms:

(a) In lieu of Options,

(b) In addition to Options,

(c) Upon lapse of Options,

(d) Independent of Options,

(e) Each of the above in connection with previously awarded Options.

8.2 *Exercise of SARs in Lieu of Options*. SARs granted in lieu of Options may be exercised for all or part of the shares of Stock subject to the related Option upon the surrender of the right to exercise an equivalent number of Options. The SAR may be exercised only with respect to the

shares of Stock for which its related Option is then exercisable. Option shares with respect to which the SAR shall have been exercised may not be subject again to an Award under this Plan. SARs granted pursuant to this Section 8.2 with respect to which the Option shares have been exercised will immediately lapse upon such exercise.

8.3 *Exercise of SARs in Addition to Options*. SARs granted in addition to Options shall be deemed to be exercised upon the exercise of the related Options.

8.4 *Exercise of SARs Independent of Options*. SARs granted independent of Options may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon the SARs.

8.5 *Exercise of SARs Upon Lapse of Options*. SARs granted upon lapse of Options shall be deemed to have been exercised upon the lapse of the related Options as to the number of shares of Stock subject to the Options. Notwithstanding Section 5.2 above, cancelled Options in an amount equal to the related SARs shall not be available again for Awards under the Plan.

8.6 *Payment of SAR Amount*. Upon exercise of the SAR, the holder shall be entitled to receive payment of an amount (subject to Section 8.8 below) determined by multiplying:

(a) The difference between the Fair Market Value of a share of Stock at the date of exercise over the price fixed by the Committee at the date of grant, by

(b) The number of shares with respect to which the Stock Appreciation Right is exercised.

8.7 *Form and Timing of Payment*. At the discretion of the Committee, payment for SARs may be made in cash or Stock, or in a combination thereof.

8.8 *Limit of Appreciation*. At the time of grant, the Committee may establish in its sole discretion, a maximum amount per share which will be payable upon exercise of an SAR.

8.9 *Term of SAR*. The term of an SAR granted under the Plan shall not exceed ten years and one day.

8.10 *Termination of Employment*. In the event the employment of a Participant is terminated by reason of death, Disability, Retirement, or any other reason, any SARs outstanding shall terminate in the same manner as specified for Options under Sections 7.7 and 7.8 herein.

8.11 *Nontransferability of SARs*. No SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, all SARs granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

Section 9.   Restricted Stock and Restricted Stock Units

9.1 *Grant of Restricted Stock or Restricted Stock Units*. Subject to the provisions of Sections 5 and 6, the Committee, at any time and from time to time, may grant shares of Restricted Stock or Restricted Stock Units under the Plan to such Participants and in such amounts as it shall determine. Each grant of Restricted Stock or Restricted Stock Units shall be in writing. The Committee, in its discretion, may permit a Participant to defer receipt of any Restricted Stock Units beyond the expiration of any applicable Period of Restriction.

9.2 *Transferability*. Except as provided in Sections 9.8 and 9.9 hereof, the shares of Restricted Stock and Restricted Stock Units granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated for such period of time as shall be determined by the Committee and shall be specified in the Restricted Stock grant or the Restricted Stock Unit grant, or upon earlier satisfaction of other conditions (which may include the attainment of performance goals as defined in Section 10.8 hereof), as specified by the Committee in its sole discretion and set forth in the Restricted Stock grant or the Restricted Stock Unit grant.

9.3 *Other Restrictions*. The Committee shall impose such other restrictions on any shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable Federal or state securities laws, and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

9.4 *Voting Rights*. Participants holding shares of Restricted Stock or Restricted Stock Units granted hereunder may exercise full voting rights with respect to those shares during the Period of Restriction.

9.5 *Dividends and Other Distributions*. During the Period of Restriction, Participants holding shares of Restricted Stock or Restricted Stock Units granted hereunder shall be entitled to receive all dividends and other distributions paid with respect to those shares or units while they are so held. If any such dividends or distributions are paid in shares of Stock, the shares shall be subject to the same restrictions on transferability as the shares of Restricted Stock or Restricted Stock Units with respect to which they were paid.

9.6 *Termination of Employment Due to Retirement*. In the event a Participant's employment terminates on or after his Normal Retirement Date, the Period of Restriction applicable to the Restricted Stock or the Restricted Stock Units pursuant to Subsection 9.2 hereof shall automatically terminate and, except as otherwise provided in Subsection 9.3, the shares of Restricted Stock shall thereby be free of restrictions and freely transferable. In the event a Participant terminates employment on or after his Early Retirement Date but prior to Normal Retirement Date, any shares of Restricted Stock and any Restricted Stock Units still subject to restrictions at the date of such termination automatically shall be forfeited and returned to the Company; provided, however, that the Committee in its sole discretion may waive the restrictions remaining on any or all shares of Restricted Stock or any and all Restricted Stock Units, or add such new restrictions to those shares of Restricted Stock or Restricted Stock Units as it deems appropriate.

9.7 *Termination of Employment Due to Death or Disability*. In the event a Participant terminates his employment with the Company because of death or Disability during the Period of Restriction, the restrictions applicable to the shares of Restricted Stock or to the Restricted Stock Units pursuant to Section 9.2 hereof shall automatically terminate and, except as otherwise provided in Subsection 9.3, the shares of Restricted Stock shall thereby be free of restrictions and freely transferable.

9.8 *Termination of Employment for Reasons other than Death, Disability, or Retirement*. In the event that a Participant terminates his employment with the Company for any reason other than those set forth in Sections 9.6 and 9.7 hereof during the Period of Restriction, then any shares of Restricted Stock and any Restricted Stock Units still subject to restrictions at the date of such termination automatically shall be forfeited and returned to the Company; provided, however, that, in the event of an involuntary termination of the employment of a Participant by the Company other than for Cause, the Committee in its sole discretion may waive the automatic forfeiture of any or all such shares or units, and/or may add such new restrictions to such shares of Restricted Stock or Restricted Stock Units as it deems appropriate.

9.9 *Nontransferability*. No shares of Restricted Stock or Restricted Stock Units granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution until the termination of the applicable Period of Restriction. All rights with respect to Restricted Stock or Restricted Stock Units granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

Section 10.   Performance Units and Performance Shares

10.1 *Grant of Performance Units or Performance Shares*. Subject to the provisions of Sections 5 and 6, Performance Units or Performance Shares may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Performance Units or Performance Shares granted to each Participant.

10.2 *Value of Performance Units and Performance Shares*. Each Performance Unit shall have an initial value of one hundred dollars ($100) and each Performance Share initially shall represent one share of Stock. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the ultimate value of the Performance Unit or Performance Share to the Participant. The time period during which the performance goals must be met shall be called a performance period, and also is to be determined by the Committee.

10.3 *Payment of Performance Units and Performance Shares*. After a performance period has ended, the holder of a Performance Unit or Performance Share shall be entitled to receive the value thereof as determined by the extent to which performance goals discussed in Section 10.2 have been met.

10.4 *Form and Timing of Payment*. Payment in Section 10.3 above shall be made in cash, stock, or a combination thereof as determined by the Committee. Payment may be made in a lump sum or installments as prescribed by the Committee. If any payment is to be made on a deferred basis, the Committee may provide for the payment of dividend equivalents or interest during the deferral period.

10.5 *Termination of Employment Due to Death, Disability, or Retirement*. In the case of death, Disability, or Retirement, the holder of a Performance Unit or Performance Share shall receive prorata payment based on the number of months' service during the performance period but based on the achievement of performance goals during the entire performance period. Payment shall be made at the time payments are made to Participants who did not terminate service during the performance period.

10.6 *Termination of Employment for Other Reasons*. In the event that a Participant terminates employment with the Company for any reason other than death, Disability or Retirement, all Performance Units and Performance Shares shall be forfeited; provided, however, that in the event of an involuntary termination of the employment of the Participant by the Company other than for Cause, the Committee in its sole discretion may waive the automatic forfeiture provisions and pay out on a prorata basis.

10.7 *Nontransferability*. Units or Performance Shares granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution until the termination of the applicable performance period. All rights with respect to Performance Units and Performance Shares granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

10.8 *Performance Goals*. For purposes of Sections 9.2 and 10.2 hereof, "performance goals" shall mean the criteria and objectives, determined by the Committee pursuant to the Plan, which shall be satisfied or met during the applicable restriction period or performance period, as the case may be, as a condition to the Participant's receipt, in the case of a grant of the Restricted Stock or a grant of Performance Shares, of the shares of Stock subject to such grant, or in the case of a Performance Unit Award, of payment with respect to such Award. Such criteria and objectives may include, but are not limited to, return on assets, return on equity, growth in net earnings, growth in earnings per share, growth in the Fair Market Value of the Stock, or any combination of the foregoing or any other criteria and objectives determined by the Committee. Upon completion of the restricted period or the performance period, as the case may be, the Committee shall certify the level of the performance goals attained and the amount of the Award payable as a result thereof.

Section 11.   Other Awards

11.1 *Grant of Other Awards*. Subject to the provisions of Section 5 and 6, Other Awards may be granted to Participants at any time and from time to time as shall be determined by the Committee.

11.2 *Terms of Other Awards*. Other Awards may be made in contribution or in tandem, with, in replacement of, or as alternatives to Awards under Section 7, 8, 9 or 10 of this Plan or of any other incentive or employee benefit plan of the Company or any of its subsidiaries. An Other Award may provide for payment in cash or in Stock or a combination thereof.

Section 12. Beneficiary Designation

12.1 *Beneficiary Designation*. Each Participant under the Plan may name, from time to time, any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during his lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to his estate.

Section 13. Rights of Employees

13.1 *Employment*. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

13.2 *Participation*. No employee shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant.

Section 14. Change-in-Control

14.1 *In General*. Except as expressly provided, otherwise in an Award Agreement, in the event of a Change-in-Control of the Company as defined in Section 14.2 below, all Awards under the Plan shall vest 100%, whereupon all Options shall become exercisable in full, the restrictions applicable to Restricted Stock shall terminate, and Performance Units and Performance Shares shall be paid out based upon the extent to which performance goals during the performance period have been met up to the date of the Change-in-Control, or at target, whichever is higher, and all Other Awards shall be paid out based on the terms thereof.

14.2 *Definition*. For purposes of the Plan, a "Change-in-Control" shall mean any of the following events:

(a) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a subsidiary, or (ii) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 25% or more of the total voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"), provided, however, that the following shall not constitute a Change-in-Control: (A) such person becomes a beneficial owner of 25% of more of the Voting Stock as the result of an acquisition of such stock directly from the Company, or (B) such person becomes a beneficial owner of 25% or

more of the Voting Stock as a result of the decrease in the number of outstanding shares caused by the repurchase of shares by the Company, or (C) such person becomes a beneficial owner of 25% or more of the Voting Stock without any plan or intention to seek or affect control of the Company, if such person promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests, such shares of Voting Stock so that such person ceases to beneficially own 25% or more of the Voting Stock; provided, further, that in the event a person described in clause (A) or (B) shall thereafter increase (other than in circumstances described in clause (A) or (B)) beneficial ownership of stock representing more than 1% of the Voting Stock, such person shall then be deemed to become a beneficial owner of 25% or more of the Voting Stock for purposes of this paragraph (a), provided such person continues to beneficially own 25% or more of the Voting Stock after such subsequent increase in beneficial ownership, or

(b) during any period of two consecutive years, individuals, who at the beginning of such period constitute the Board of Directors of the Company, and any new director, whose election by the Board of Directors or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3rds) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or

(c) the consummation of, a reorganization, merger or consolidation, the sale or other disposition of all or substantially all of the assets, or a similar transaction or series of transactions involving the Company (a "Business Combination") in each case, unless (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Voting Stock immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the total voting power represented by the voting securities entitled to vote generally in the election of directors of the Company or the corporation resulting from the Business Combination (including, without limitation, a corporation which as a result of the Business Combination owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), in substantially the same proportions as their ownership, immediately prior to the Business Combination of the Voting Stock of the Company, and (2) at least a majority of the members of the board of directors of the Company or such corporation resulting from the Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or action of the Incumbent Board, providing for such Business Combination; or

(d) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

The Board has final authority to determine the exact date on which a Change-in-Control has been deemed to have occurred under (a), (b), (c) and (d) above.

Section 15. Amendment, Modification and Termination of Plan

15.1 *Amendment, Modification, Suspension and Termination of Plan*. The Board may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant.

Section 16. Tax Withholding

16.1 *Tax Withholding*. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan.

16.2 *Share Withholding*. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by having the Company withhold shares of Stock having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which would be imposed on the transaction; provided, however, that in the event a deferral election is in effect with respect to the shares deliverable upon exercise of an Option, then the Participant may only elect to have such withholding made from the Stock tendered to exercise such Option. All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Section 17. Indemnification

17.1 *Indemnification*. Each Person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 18. Requirements of Law

18.1 *Requirements of Law*. The granting of Awards and the issuance of shares of Stock upon the exercise of an Option shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.2 *Governing Law*. The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware.

18.3 *Code Section* 409A. Anything under the Plan or an Award Agreement to the contrary notwithstanding, to the extent applicable, it is intended that any Awards under the Plan which provide for a "deferral of compensation" subject to Section 409A of the Code and rules, regulation and guidance issued thereunder (collectively, Code Section 409A) shall comply with the provisions of Code Section 409A and the Plan and all applicable Awards shall be construed and applied in a manner consistent with this intent. In furtherance thereof, any amount constituting a "deferral of compensation" under Treasury Regulation Section 1.409A-1(b) that is payable to a Participant upon a separation from service of the Participant (within the meaning of Treasury Regulation Section 1.409A-1(h)) (other than due to the Participant's death), occurring while the Participant shall be a "specified employee" (within the meaning of Treasury Regulation Section 1.409A-1(i)) of the Corporation or applicable Subsidiary, shall not be paid until the earlier of (x) the date that is six months following such separation from service or (y) the date of the Participant's death following such separation from service.

18.4 *TARP/Capital Purchase Program*. Anything in this Plan or an Award Agreement to the contrary notwithstanding, it is intended that this Plan and Awards granted hereunder comply with the requirements of the Emergency Economic Stabilization Act of 2008 ("EESA") and/or requirements of the TARP Capital Purchase Program ("CPP") (and the guidance or regulations issued thereunder by the United States Treasury Department at 31 CFR Part 30, effective October 20, 2008 (the "CPP Guidance") applicable to the Company, including, but not limited to, provisions limiting payment of "golden parachute payments," requiring that the Company may recover ("claw-back") bonus and incentive compensation to in certain circumstances, and precluding bonus and incentive arrangements that encourage unnecessary or excessive risks that threaten the value of Company, in each case within the meaning of EESA and the CPP Guidance and only to the extent applicable to Company and a Participant. The application of this Section 18.4 is intended to, and shall be interpreted, administered and construed to, comply with Section 111 of EESA and the CPP Guidance and, to the maximum extent consistent with this Paragraph 18.4 and such statute and regulations, to permit the operation of the Plan and each Award in accordance with the terms and provision thereof before giving effect to the provisions of this Section 18.4, EESA or the CPP Guidance.

Exhibit 15

Acknowledgement of Independent Registered Public Accounting Firm

The Board of Directors and Audit Committee
First Midwest Bancorp, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-8) of First Midwest Bancorp, Inc. for the registration of 1,200,000 shares of its common stock of our reports dated May 7, 2010 and August 9, 2010, relating to the unaudited consolidated interim financial statements of First Midwest Bancorp Inc. that are included in its Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

/s/ Ernst & Young LLP
Chicago, Illinois
August 20, 2010

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Amended and Restated Omnibus Stock and Incentive Plan of First Midwest Bancorp, Inc. of our reports dated March 1, 2010, with respect to the consolidated financial statements of First Midwest Bancorp, Inc. and the effectiveness of internal control over financial reporting of First Midwest Bancorp, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Chicago, Illinois
August 20, 2010